15026574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SECTION
MAY 26 2015
WASH., D.C.
189

SEC FILE NUMBER
8- 23919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST HONOLULU SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3615 HARDING AVENUE, SUITE 207
(No. and Street)

HONOLULU (City) HI (State) 96816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY KOWAL (808) 523-9422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATHAM, DAVID E.
(Name – *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432, HONOLULU, HI 96813
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 5/28

ty 5/28

OATH OR AFFIRMATION

I, GREGORY KOWAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST HONOLULU SECURITIES, INC., as of MARCH 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Doc. Date: 5/22/15 # Pages 14
Notary Name: Dann M. Derrick First Circuit
Doc. Description Annual Audited Report
Dann E Derrick 5/22/15
Notary Signature Date

DANN M. DERRICK NOTARY PUBLIC No. 09-68 STATE OF HAWAII

Signature

CHIEF EXECUTIVE OFFICER

Title

Dann E Derrick

Notary Public - STATE OF HAWAII
My Commission expires: 3/15/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doc. Date: May 21, 2015 **# Pages:** ______
Notary Name: ______ **First Circuit**
Doc. Description: SEC Annual Audited Rpt Form X-17A-5 Part III For First Honolulu Sec. Inc. YE 3/31/15

Notary Signature Date

NOTARY CERTIFICATION

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: March 31, 2015

FIRST HONOLULU SECURITIES, INC.
(Name of Respondent)

3615 Harding Avenue, Suite 207, Honolulu, Hawaii 96816
(Address of principal executive office)

Gregory Kowal
Chief Executive Officer
First Honolulu Securities, Inc.
3615 Harding Avenue, Suite 207
Honolulu, Hawaii 96816
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

FIRST HONOLULU SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED MARCH 31, 2015

Contents

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

Board of Directors
First Honolulu Securities, Inc.

Report on the Financial Statements

I have audited the accompanying statement of financial condition of First Honolulu Securities, Inc. as of March 31, 2015 and the related statements of income, changes in stockholders' equity, changes of liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, wether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

Opinion

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of First Honolulu, Securities, Inc. As of March 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 11 thru 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information on pages 11 thru 14 fairly stated in all material respects in relation to the financial statements as a whole.

DAVID E. LATHAM C.P.A
Honolulu, Hawaii

May 21, 2015

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2015

ASSETS

Current assets:		
Cash deposited in bank and on hand	$	24,090
Receivable from clearing broker		12,844
Stock and bond inventory at market value		553,721
Accrued interest on bond inventory		5,022
Prepaid expenses		2,990
Total current assets		598,667
Property and equipment: Net of accumulated depreciation of $42,734		108
Total assets	**$**	**598,775**

LIABILITIES AND STOCKHOLDLERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	3,909
Commissions payable		36,411
Loan payable to clearing broker		232,369
Total current liabilities		272,689
Stockholders' equity:		
Capital stock, $0.1 par value; 20,000 shares authorized; issued 11,000 shares, of which 6490 shares are in the treasury		1,100
Additional paid-in capital		56,666
Retained earnings		585,777
Less: Cost of treasury stock		(317,457)
Total stockholders' equity		326,086
Total liabilities and stockholders' equity	**$**	**598,775**

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2015

Revenues:		
Commissions and net investment gains and losses	$	511,455
Dividends		4,559
Interest		32,704
		548,718
Expenses:		
Commissions, employee compensation and benefits		437,176
Interest		11,051
Depreciation		633
Rent		61,651
State excise tax		5,260
Other operating expenses		112,498
		628,269
Net loss before income tax		(79,551)
California franchise tax		1,600
Net income	$	(81,151)

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED MARCH 31, 2015

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stock-holders' Equity
Balance at April 1, 2014	1,100	56,665	666,928	(317,457)	407,236
Rounding		1			1
Net Income			(81,151)		(81,151)
Balance at March 31, 2015	$ 1,100	$ 56,666	$ 585,777	$ (317,457)	$ 326,086

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

**STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
YEAR ENDED MARCH 31, 2015**

Balance, April 1, 2014	$ -0-
Balance, March 31, 2015	$ -0-

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2015

Cash flows from operating activities:		
Cash received from customers	22,832,914	
Cash paid to suppliers and customers	(22,873,971)	
Interest received	37,107	
Net cash used by operating activities		$ (3,950)
Cash used by purchase of equipment		397
Net (decrease) in cash and cash equivalents		(4,347)
Cash and cash equivalents at April 1, 2014		28,437
Cash and cash equivalents at March 31, 2015		$ 24,090

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments (not inventory) with maturities of three months or less to be cash equivalents.

Reconciliation of Net Income to Net cash
Used by Operating Activities

Net Loss		$ (81,151)
Adjustments to Net Income to Reconcile Net Income To Net Cash Provided by Operating Activities:		
Depreciation	633	
Decrease in inventory and accrued interest	23,547	
Increase in accounts receivable	(6,632)	
Decrease in prepaid expenses and other assets	3,959	
Increase in current liabilities	55,694	
Total adjustments		77,201
Net cash flows from operating activities		$ (3,950)

SEE NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Business.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in the brokerage, investment advisory and asset management business in the State of Hawaii. As of August of 2011 the Company terminated its investment advisory and asset management business and gave up its investment advisory registration.

The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, to its clearing broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, its minimum net capital requirement is $100,000. The firm changed its clearing broker during the month of March 2012 from Mesirow Financial, Inc. to RBC Capital Markets, LLC.

2. Significant Accounting Policies.

Basis of presentation:

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could defer significantly from these estimates.

Material estimates that are particularly susceptible to significant change in the near-term relates to the determination of the value of marketable securities held in inventory, marketable securities are valued at market values which can change substantially as the market reacts to changed circumstances. Management believes that such estimates have been appropriately established.

Date of management's review:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 21, 2015, the date that the financial statements were available to be issued.

Security transactions:

Securities transactions in regular-way trades are recorded on the trade date with related commission income and expense reported on a trade date basis. Investment advisor fees are received quarterly and recognized as income on a quarterly basis.

Inventory:

Marketable bonds and securities are carried at market value, with unrealized gains and losses reflected in income, are held by the clearing broker, and are collateral for the margin loan from the clearing broker (see Note 1, Notes to Financial Statements).

Property, equipment and depreciation:

Property and equipment are stated at cost.

Depreciation of leasehold improvements, furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets, ranging from four to five years. Depreciation is also provided under the modified accelerated cost recovery system (MACRS).

Income taxes:

There are no timing differences. Therefore, no deferred income taxes have been provided.

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. Net Capital Requirements.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2015, the Company had net capital of $196,367 which was $96,367 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.39 to 1.

4. Leases.

The Company's office is in the Kaimuki district of Honolulu, Hawaii. The office was moved to this location on February 1, 2015. First Honolulu Securities rents the office space from Aquasearch Investment Partners which is owned by the stockholders of First Honolulu Securities, but is not affiliated with the company in any other way. First Honolulu Securities, Inc. has no written lease for the office space. They are currently paying $4,188.48 per month in rent plus $429.59 for maintenance fees. They are also responsible for paying the property tax and electricity for the office space. The Company is currently on a month to month status with no long term lease. .

5. Transfer of Stock Ownership.

If any stockholder during his/her lifetime shall desire to sell his/her shares of stock of the Company, the Company shall have the first right of exercise of the option to purchase the stocks, except that as to shares owned by any director of the Company, the restrictions and procedure shall not apply as to any transaction between any of the Directors. Upon the death of any stockholder, the Company shall purchase all, and not less than all, of the deceased stockholder's shares of stock of the Company then owned by such stockholder at book value.

6. Income Tax and Net Operating Loss Carryforward.

On April 1, 2014 the Company had a net operating loss carryforward of $431,986 for Federal income tax and $162,641 for the State of Hawaii. For the current year there was a net loss of $86,687 for Federal tax purposes and $53,273 for Hawaii State franchise tax .This resulted in a net operating loss carryforward as of March 31, 2015 of $488,123 for Federal Income tax, and $252,334 for Hawaii. The loss carryforward may be used to offset future taxable income for the next fifteen years. The current year loss resulted in no Federal or Hawaii income tax expense for the year ended March 31, 2015.

The Company's tax filings are subject to audit by various taxing authorities. The Company's Federal income tax returns for the years ended March 31, 2013, 2014, and 2015 remain open to examination by the Internal Revenue Service; State Franchise tax returns for the same periods remain open to examination by the State of Hawaii. In evaluating the Company's tax provisions and accruals, the Company believes that its estimates are appropriate based on current facts and circumstances.

FIRST HONOLULU SECURITIES, INC

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
MARCH 31, 2015

Total capital (from Statement of Financial Condition)	$	326,086
Less: Leasehold improvements, furniture and equipment and other assets		3,197
Net capital before haircuts on securities positions	$	322,889
Haircuts on securities		126,522
Net Capital	$	196,367
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	18,179
Minimum dollar net capital	$	100,000
Net capital requirements (greater of above amounts)	$	100,000
Excess of net capital	$	96,367
Computation of aggragate indebtedness:		
Aggregate indebtedness	$	272,689
Percentage of aggregate indebtedness to net capital		139%

FIRST HONOLULU SECURITIES, INC.

SUPPLEMENTAL INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2015

Credit balance in customers' security accounts	$	-0-
Debit balance		-0-
Reserve computation:		
Excess of total debts over total credits		None
Required deposit		None

There is no material difference between the corporation's computation included in Part II of Form X-17 A-5 as of March 31, 2015 and the computation presented.

FIRST HONOLULU SECURITIES, INC.

SUPPLEMENTAL INFORMATION

INFORMATION RELATING TO THE POSSESSION ON CONTROL REQUIREMENTS UNDER RULE 15c-3-3 MARCH 31, 2015

First Honolulu Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not carry accounts of, or for, customers.

FIRST HONOLULU SECURITIES, INC.

SUPPLEMENTAL INFORMATION

STATEMENT PURSUANT TO RULE 17a5(d)(4)

FOR THE YEAR ENDED MARCH 31, 2015

Net capital per respondent's most recent X-17A-5, Part II	$	198,023
Adjustment for:		
Increase in expenses		111
Decrease in non allowable assets		(120)
Increase in haircuts		1,665
Total Adjustments		1,656
Net capital per audited financial statements	$	196,367

DAVID E. LATHAM

CERTIFIED PUBLIC ACCOUNTANT

To the Stockholders
First Honolulu Securities, Inc.
Honolulu, Hawaii

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessments and payments. [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by First Honolulu Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating First Honolulu Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Honolulu Securities, Inc.'s management is responsible for the First Honolulu Securities, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursements records entries made from the operating account on May 12, 2015.

2. Compared the amounts reported on the audited form X-17A-5 for the year ended March 31, 2015, with the amounts reported in form SIPC-7 for the year ended March 31, 2015, noting no differences.

3. Compared any adjustments reported in form SIPC-7 with supporting schedules and working papers (no adjustments were made) noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DAVID E. LATHAM, C.P.A.

May 21, 2015

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
First Honolulu Securities, Inc.
Honolulu, Hawaii

In planning and performing my audit of the financial statements of First Honolulu Securities, Inc. (the Company), as of and for the year ended March 31, 2015 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities I did not review the practices and procedures followed by the Company in any of the following.

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors fo the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on the timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David E. Latham

DAVID E. LATHAM, C.P.A.
Honolulu, Hawaii

May 21, 2015

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Registered Public Accounting Firm

To the Stockholder of
First Honolulu Securities, Inc.
3615 Harding Avenue Suite 207
Honolulu, HI 96816

I have reviewed management's statements included in the accompanying broker's report of exemption from 17 C.F.R. §240.15c3-3, in which (1) First Honolulu Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First Honolulu Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: exemption provision (2)(ii) and (2) First Honolulu Securities, Inc. stated that First Honolulu Securities, Inc. met the identified exemption provisions throughout the year ended March 31, 2015 without exception. First Honolulu Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Honolulu Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

DAVID E. LATHAM, C.P.A.
Honolulu, HI

May 21, 2015

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

First Honolulu Securities

3615 Harding Ave. #207
Honolulu, HI 96816
Tel (808) 521-9422
Fax (808) 521-9642

Broker's Report of exemption from the requirements of 17 C.F.R. § 240.15c3-3

First Honolulu securities, Inc., claims an exemption from the provisions of 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §15c3-3(k)(2)(ii).

First Honolulu Securities, Inc. is an introducing broker/dealer, which clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of Subpart A - Rules and Regulations Under the Securities Exchange Act of 1934.

First Honolulu Securities, Inc. was in compliance with the exemption provisions of Rule 15c3-3 as identified above throughout the entire fiscal year ended March 31, 2015 without exception.

FIRST HONOLULU SECURITIES, INC.

I, Gregory Kowal, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Gregory Kowal
Chief Executive Officer

May 21, 2015